Simpson Thacher & Bartlett

icbc tower, 35th floor
3 garden road, central
hong kong

telephone: +852-2514-7600
facsimile: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7620	ygao@stblaw.com

October 13, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Melissa Walsh

                   Mr. Stephen Krikorian

                   Mr. Tyler Howes

                   Mr. Christopher Dunham

Re: Phoenix New Media Ltd
Form 20-F for the Year Ended December 31, 2022
File No. 001-35158

Ladies and Gentlemen:

On behalf of our client, Phoenix New Media Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), dated September 29, 2023 (the “September 29 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the September 29 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Annual Report. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Simpson Thacher & Bartlett
October 13, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-10

1.
Please revise your disclosure in Risk Factors to address: (i) your belief that you meet the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Act”) and are relying on the exemption from that definition at Section 3(b)(1); and (ii) the consequences if you are deemed to be an investment company under the Act, as well as the risks associated with the operation of an unregistered investment company.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will add to Risk Factors the disclosure set forth in Annex A.

2.
Please advise if you have an opinion of counsel regarding your reliance on the exemption from the definition of investment company provided by Section 3(b)(1) of the Act, and if so, whether you would be willing to provide the staff with a copy of such opinion of counsel.

The Company respectfully advises the Staff that the Company’s management and board of directors consulted in good faith with the Company’s U.S. counsel on applicable legal standards in conjunction with performing the Company’s analysis under Section 3(b)(1) of the Act that was provided to the Staff in response to your prior inquiry. The Company respectfully submits that it considers the advice it received from counsel to be privileged.

Exhibit 15.3

Certification by the Chief Financial Officer Pursuant to Item 16I(a) of Form 20-F

3.
We note your response to prior comment 3 including your statement that no governmental entity in the PRC has a controlling interest with respect to Phoenix TV. Please supplementally clarify the percentage ownership of any PRC governmental entities or state-owned enterprises in Phoenix TV and provide the percentage of indirect ownership in Phoenix New Media.

The Company respectfully advises the Staff on a supplemental basis that, based on the latest annual and interim reports filed by Phoenix TV with The Stock Exchange of Hong Kong Limited, the Company’s confirmation with Phoenix TV and desktop searches:

Simpson Thacher & Bartlett
October 13, 2023	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

(i) As of June 30, 2023, the major shareholders of Phoenix TV and their percentage ownership in Phoenix TV and indirect ownership in the Company were as follows:

Name of Shareholder	Percentage Ownership in Phoenix TV	Indirect Ownership in the Company (based on 54.49% equity interests in the Company held by Phoenix TV as of June 30, 2023)
Bauhinia Culture (Hong Kong) Holdings Limited, a wholly-owned subsidiary of Bauhinia Culture Group Corporation Limited (“Bauhinia HK”)	21%	11.44%
China Mobile Communications Group Co., Ltd. (through its subsidiary Extra Step Investments Limited) (“CMCC”)	19.68%	10.72%
Common Sense Limited (a wholly-owned subsidiary of Shun Tak Holdings Limited)	16.93%	9.23%
TPG China Media, L.P. (under TPG Capital Group, an international private equity fund headquartered in the United States)	8.38%	4.57%
Bank of China Limited (through its subsidiary China Wise International Limited)(“BOC”)	8.25%	4.50%
Subtotal:	74.24%	40.46%

(ii) As of June 30, 2023, the remaining 25.76% equity interests in Phoenix TV were held by the public.

(iii) Among the above major shareholders of Phoenix TV, there are three shareholders with PRC background, namely Bauhinia HK, CMCC and BOC. While the term “state-owned enterprise” is not defined under the Securities Exchange Act of 1934, as amended, or the Commission’s rules and regulations issued thereunder, Bauhinia HK, CMCC and BOC may be viewed as state-owned enterprises based on publicly available information about these companies. However, none of Bauhinia HK, CMCC and BOC is a governmental entity in the PRC or elsewhere.

Simpson Thacher & Bartlett
October 13, 2023	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

4.
We note your response to prior comment 4. Please provide us with your analysis with respect to each of your directors, including whether such directors have any involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with the CCP. For examples, we note from Item 6 that Carson Wen served as a deputy of the National People’s Congress, that Yusheng Sun served senior positions in China Central Television and that Qi Li served as the Chief Financial Officer of People’s Daily Online.

The Company respectfully advises the Staff that, for each director who has current or prior CCP membership or other affiliation with the CCP, the Company assessed the nature of such director’s involvement in CCP matters, both historically and currently, before the Company agreed that such director is not an official of the CCP. More specifically, based on the Company’s confirmations with the directors and desktop searches: (i) while Mr. Carson Wen served as a deputy of the National People’s Congress, he is not and has not been a member of CCP and therefore could not be an official of the CCP; (ii) while Mr. Yusheng Sun previously served as the vice president, deputy editor-in-chief and director of the news center at China Central Television and Mr. Qi Li served as the chief financial officer and secretary of the board of directors at People’s Daily Online, they did not serve as officials of CCP and they terminated all of their working relationships with, and ceased to be involved in any matters at, China Central Television or People’s Daily Online before they were appointed as directors of the Company. As such, the Company believes it has sufficient basis to reach the conclusion that none of the members of the Company’s board or the boards of the Company’s consolidated foreign operating entities are officials of the CCP as required to be disclosed by the Holding Foreign Companies Accountable Act and the Commission’s rules issued thereunder.

* * *

Simpson Thacher & Bartlett
October 13, 2023	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Phoenix New Media Limited

Mr. Edward Lu, Chief Financial Officer

Simpson Thacher & Bartlett
October 13, 2023	-1-	Division of Corporation Finance U.S. Securities and Exchange Commission

Annex A

We believe we are not an investment company pursuant to Section 3(b)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), because we believe we are primarily engaged in a non-investment company business, but there can be no assurances that the SEC or the courts will agree with our view.

An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if absent an applicable exemption:

•
it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (Section 3(a)(1)(A)); or
•
it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (Section 3(a)(1)(C)).

We believe that we are engaged primarily in the business of providing digital media content and selling advertisement placements and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a digital media business and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we would be defined as an investment company under Section 3(a)(1)(A) of the 1940 Act.

Under Section 3(a)(1)(C), however, because certain of our short-term investments may be viewed as investment securities, we believe that we would be deemed a prima facie investment company and therefore we presently rely upon Section 3(b)(1) under the 1940 Act to avoid being deemed an investment company.

Section 3(b)(1) is an exemption that is available to issuers that are primarily engaged in a “business other than that of investing, reinvesting, owning, holding, or trading in securities,” notwithstanding that the composition of their assets would cause the issuer to fail the test under Section 3(a)(1)(C). Following an application of the five-factor test used by the SEC and courts to test whether an issuer may rely on Section 3(b)(1), our board of directors has determined that we may rely on Section 3(b)(1) to self-determine that we are not an investment company because we believe it is clear that we are primarily engaged, indirectly through our wholly owned subsidiaries and our VIE subsidiaries, in the business of providing digital media content and selling advertisement placements. The determination of whether we may rely on Section 3(b)(1) is an inherently subjective analysis of the nature of our business and must be determined based on a review of all of the applicable facts and circumstances while considering the belief those factors are likely to cause in prospective investors. As such, we cannot assure you that the SEC or the courts would agree with our

Simpson Thacher & Bartlett
October 13, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

board’s conclusion that our company is exempt from the definition of an investment company under the 1940 Act pursuant to Section 3(b)(1).

We intend to conduct our business activities to maintain compliance with the 1940 Act and that may negatively impact our ability to operate our business as contemplated. Moreover, if we were deemed an “investment company” under 1940 Act, we could be required to take remedial actions that would further interfere operating our business as contemplated. If we are unable to successfully complete necessary remedial actions, we may face severe legal consequences associated with the operation of an unregistered investment company.

We intend to continue to conduct our businesses and operations in a manner that allows us to maintain our ability to rely on Section 3(b)(1) or potentially eliminate the need to rely on Section 3(b)(1) over time. We have sought opportunities to deploy our assets in a manner that would reduce the percentage of our assets that may be viewed as investment securities, including those opportunities that would result in our company acquiring a majority of the outstanding voting securities in entities or businesses that complement or enhance our main businesses and are not themselves investment companies. If we are able to decrease our percentage of investment securities below certain thresholds, we may no longer need to rely on Section 3(b)(1) to be exempt from the definition of an investment company provided under Section 3(a)(1)(C) of the 1940 Act. We also intend to limit new strategic investments to those opportunities which would present excellent opportunities to complement or enhance our main businesses or would otherwise assist us in achieving our current corporate objectives without materially increasing the amount of investment securities held by our company. There can be no assurances that our efforts in these areas will be successful and, accordingly, we cannot assure you that our company will be able to bring its asset composition in compliance with Section 3(a)(1)(C) over time or that our company will always be able to rely on Section 3(b)(1).

While we do not believe we are an investment company, if we were deemed to be by the SEC and appropriate court of law, we may have to take immediate action to change our business activities or asset composition and those changes may materially adversely affect our business, financial condition, or results of operations. Given that we are not an entity organized under the laws of a U.S. jurisdiction, if we are deemed to be an investment company, we cannot register as such under the 1940 Act as a means to come into compliance with the 1940 Act. Therefore if we find ourselves in such a situation, the only available options would be to either dispose of disqualifying assets or to acquire assets that would help us qualify for an exemption from the definition of an investment company. If we are required to dispose of assets to maintain compliance with the 1940 Act, such dispositions may include investment securities or subsidiaries of our company that may potentially be sold at a loss. If we are required to acquire assets to maintain compliance with the 1940 Act, we may not be able to acquire those assets at optimal prices and there may be opportunity costs associated with using capital to fund those asset acquisitions rather than other priorities of our company.

Simpson Thacher & Bartlett
October 13, 2023	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

If we are no longer able to rely on Section 3(b)(1) and we are unable to either dispose of sufficient quantities of disqualifying investment securities or acquire sufficient quantities of qualifying non-investment assets so that we are able to avoid being deemed an investment company, we may be found to be operating as an unregistered investment company in violation of the 1940 Act. Such a determination would subject us to potential material adverse consequences including regulatory penalties, the inability to offer our securities to U.S. persons and or otherwise make the instrumentalities of interstate commerce in the U.S., and the possibility that certain of our contracts could be deemed retroactively invalid and give our contractual counterparties the option to rescind those agreements.